THIS DOCUMENT CONTAINS CONFIDENTIAL INFORMATION

ARRANGEMENTS AMOUNG
PAUL SIDLO THE BLOCK GROUP AND STEREO VISION ENTERTAINMENT

The Purpose of this Letter Agreement is to memorialize the verbal agreement among Paul Sidlo (hereinafter, "Sidlo"), the Block Group (hereinafter, "Block") and Stereo Vision Entertainment, Inc., (hereinafter "SV") regarding Block's foreclosure on REZN8 and the subsequent sale of REZN8 to SV, a publically owned company.

The facts:

Block (or one or more of his companies) made loans to REZN8 totaling $600,000 plus interest over a period of years. The loans were secured by all the REZN8 assets. A portion of the loans were converted to stock in REZN8.

As the result of the decline of the U.S. economy, REZN8's business dropped off precipitously. All REZN8 employees were terminated or put on a per job compensation plan and REZN8 vacated their offices in Hollywood.

To protect Block's investment in REZN8 Block foreclosed on its secured position, which included all of REZN8's assets, including all its intellectual property. The foreclosure was conducted by attorney William Brownstein on November 24, 2010 in his offices in Santa Monica, CA. There was an auction of the REZN8 assets. Block was the only bidder for the assets. Shortly after the foreclosure and auction, Block negotiated a deal with Sidlo and SV on the following terms:

As a condition of waiving the foreclosure, under which Sidlo would lose his company entirely, Sidlo agreed to two conditions: (1) Sidlo and the other REZN8 shareholders would retain 10% of the REZN8 stock and surrender the balance of the stock in REZN8 (Block would own 90% of REZN8. and (2) Sidlo would assume personal responsibility for approximately $100,000 of REZN8 unsecured debt.

Stereo Vision agreed to assume responsibility for the debt to REZN8's previous landlord, expected to be about $10,000. Under these conditions the Parties agreed as follows:

1. Block waived the foreclosure in exchange for an additional 82% of the REZN8 stock (bringing Block's total ownership to 90% of REZN8). Sidlo and other REZN8 shareholders (hereinafter "Sidlo Group") owned the remaining 10% of the REZN8 stock).
2. SV agreed to acquire 100% of the REZN8 stock for 20 million restricted shares of SV on a stock for stock exchange. (Block would get 18 million SV restricted shares and the Sidlo Group would get 2 million SV restricted shares.
3. It was later discovered that REZN8 owned approximately 9% of Instant Effects, instead of 18%, as originally represented by REZN8, and the settlement with REZN8's previous landlord turned out to be $50,000 instead of the expected

$10,000. As a result of these material changes in the asset value of REZN8, in August, 2011 SV requested a modification of the REZN8 purchase price. The Parties agreed to the following: Stereo Vision would pay 11.11 million shares for 100% of the REZN8 stock (instead of 20 million shares). Ten percent (1.11 million shares would go to the Sidlo Group and 10 million shares would go to the Block Group, a Nevada LLC. Upon the signing of this Agreement, Block and Sidlo shall each purchase 500,000 shares of SV stock for $5,000 each (1 million shares for $10,000).

4. SV also agreed to engage Sidlo as President of REZN8 (a 100% owned subsidiary of SV). In exchange for Sidlo's acceptance of the presidency of REZN8 and the execution of a noncompete agreement. Sidlo's initial salary was agreed to be $150,000 a year, payable out of REZN8 earnings. In addition, Sidlo will receive:

   a. An option for 5 million shares at $0.05/share. This option vests immediately.

   b. 1,000,000 SVSN options at $.10/share that will vest at the end of each year that REZN8's revenues grow, for a total of 5,000,000 options at $.10/share.

   c. Upon the sale or merger of Stereo Vision, all outstanding options vest immediately.

   d. In lieu of salary, Paul Sidlo will be paid 10% of Stereo Vision's gross profit from REZN8. Gross profit is gross sales minus parts and direct labor.

Sidlo and Block agreed to the modification noted in Paragraphs 3 and 4 hereof. The transaction closed on October 15, 2011.

Block Group   Paul Sidlo

   

By: _____   By: _____
Robert S. Block, Chairman   Paul Sidlo

Stereo Vision Entertainment, Inc.



By: _____
Jack Honour, President & CEO